MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
and Audited Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2008

T A B L E   O F   C O N T E N T S

Page

1.

2008 - Year in Review

1

2.

Production

4

3.

Operations

5

4.

Development

5

5.

Exploration

6

6.

Legal

7

7.

Review of Financial Results

7

8.

Summary of Quarterly Results

10

9.

Outlook

10

10.

Financial Instruments and Related Risks

11

11.

Off-Balance Sheet Arrangements

16

12.

Critical Accounting Estimates

16

13.

Future Canadian Accounting Pronouncements

18

14.

Other Risks and Uncertainties

19

15.

Non-GAAP Measures

21

16.

Other MD&A Requirements

21

17.

Disclosure of Outstanding Share Data

22

18.

Controls and Procedures

22

19.

Cautionary Statement on Forward-Looking Information

23

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for 2008 with those of 2007. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars. This MD&A is prepared as of March 18, 2009.

1.

2008 – Year in Review

Eldorado is one of the world’s lowest cost gold producers engaged in gold mining and related activities including exploration, development, extraction, processing and reclamation. Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange Alternext (NYSE-A) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China, and we are developing gold projects in Turkey and Greece as well as an iron ore project in Brazil.

During the year ended December 31, 2008, we:

•

Reported record earnings of $0.46 per share (2007 – $0.10),

•

Produced 308,802 ounces of gold at a cash operating cost of $257 per ounce (2007 – 281,135 ounces at $236 per ounce),

•

Sold 316,918 ounces of gold at a realized average price of $876 per ounce (2007 – 266,012 ounces, $674 per ounce),

•

Resumed operations on March 6, 2008 at Kişladağ, which had been on standby since August 18, 2007, and completed the mine’s expansion project, doubling its mining and processing capacity to a rate of 10 million tonnes of ore per year,

•

Completed the sale of our São Bento gold mine in Brazil (“São Bento”) to AngloGold Ashanti for $70.0 million in AngloGold Ashanti shares, resulting in a gain of $72.5 million after consideration of net liabilities divested ($0.21 per share),

•

Began construction of our Efemçukuru gold mine (“Efemçukuru”) in Turkey,

•

Neared completion of construction of our Vila Nova iron ore mine (“Vila Nova”) in Brazil,

•

Acquired Frontier Pacific Mining Corporation (“Frontier”) and its Perama Hill gold development project (“Perama Hill”) in Greece,

•

Finalized an agreement with Brazauro Resources Corporation to earn an interest in the 43,000 hectare Tocantinzinho gold project (“Tocantinzinho”) in Brazil and

•

Generated $105.5 million in cash from operating activities (2007 - $69.8 million), which was used to pay off debt of $70.9 million and fund ongoing development projects.

Net Income for the Year

In 2008, Eldorado’s profits increased substantially over the previous year. Our consolidated net income for 2008 was $163.7 million or $0.46 per share (2007 – $35.4 million or $0.10 per share). The main contributors to our 2008 operating results were strong performances from Kişladağ and TJS as well as the $72.5 million gain on the sale of São Bento.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Sales from Kişladağ totalled 185,425 ounces of gold (2007 – 142,725 ounces) at an average price of $871 per ounce (2007 – $660), while cash operating costs averaged $254 per ounce (2007 – $189). Sales from TJS totalled 131,493 ounces of gold (2007 – 112,646 ounces) at an average price of $884 per ounce (2007 – $694), while cash operating costs averaged $261 per ounce (2007 – $288).

Net Income for the Fourth Quarter

Our consolidated net income for Q4 2008 was $100.7 million or $0.27 per share (Q4 2007 – net loss of $9.1 million or $0.03 per share). Excluding the $72.5 million gain on the sale of São Bento, our consolidated net income was $28.2 million or $0.08 per share. Gold revenues for Q4 2008 increased 159% compared to Q4 2007 due to higher selling prices and increased ounces sold. Selling prices during Q4 2008 increased 3% and units sold increased 48,063 ounces, or 151%, compared to Q4 2007. Kişladağ operations shut down on August 18, 2007 and remained shut down during all of Q4 2007, resulting in lower gold production for that quarter. Operating costs for Q4 2008 were $25.9 million, an increase of 187% over Q4 2007 due to the shutdown of the Kişladağ during Q4 2007. Costs of sales per ounce increased at TJS as a result of lower grades and recoveries from transitional ore at the newly opened Jinlonggou pit (“JLG”) as well as higher stripping costs.

Financial Position

Gold has maintained its value during the current global economic crisis, with average prices up 30% as compared to 2007. In 2008, we sold 19% more ounces of gold than in 2007, at an average realized gold price of $876 per ounce, a 30% increase from 2007. In general, unit costs of our Turkish and Chinese operations have increased due to inflation and operational factors, offset at Kişladağ by gains from the weakening of the Turkish lira relative to the US dollar and at TJS by the shift to contract mining. The Turkish lira weakened by 20% relative to the US dollar during the second half of 2008. A beneficiary of the current economic crisis is the US dollar, which has gained relative to a number of currencies since August 2008.

While Eldorado’s financial performance has not been negatively impacted, the economic downturn has adversely affected other exploration stage or intermediate mining companies in which Eldorado holds equity interests. In the fourth quarter, we recorded an impairment loss of $0.5 million relating to an other than temporary decline in the fair value of one of our investments. Additionally, we recorded a $5.9 million charge to other comprehensive losses related to unrealized losses on two of our investments. As part of our growth strategy, we will continue to leverage our resources by making strategic equity investments. Investments in marketable securities available-for-sale represented 1.3% of our total assets as at December 31, 2008.

Eldorado is well positioned to confront the current economic crisis with strong cash reserves and no long-term debt. At December 31, 2008, we held $61.9 million in cash and short-term deposits (2007 – $46.0 million), had no restricted cash or long-term debt (2007 – $65.7 million restricted cash, $65.5 million long-term debt) and had an environmental guarantee deposit of $2.5 million (2007 – $8.3 million). The reduction in the environmental guarantee is the result of obtaining a favourable bank guarantee. We remain hedge free.

Corporate Developments

Frontier Acquisition

On July 7, 2008, we completed the acquisition of Frontier. Under the terms of the agreement, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

of the Environment, Agriculture, Development and Health) accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding Perama Hill.

Eldorado issued 20,339,334 common shares and paid $0.02 million in cash in connection with this transaction. No value was assigned to the Exchange Receipts as we believe it is highly unlikely that the condition for their exchange into Eldorado shares will be met. The total consideration paid for Frontier was valued at $158.6 million and Eldorado incurred acquisition costs of $3.9 million.

This transaction was accounted for as an asset acquisition because Frontier was in the development stage. Eldorado’s consolidated financial statements include 100% of Frontier results from July 7, 2008.

This acquisition affected our balance sheet as is explained in Note 4 of the consolidated financial statements. We recorded a future tax liability of $51.4 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the property, plant and equipment assets we acquired.

Brazauro Agreement

On July 8, 2008, Eldorado entered into an option agreement with Brazauro Resources Corporation (“Brazauro”) under which Eldorado can acquire from Brazauro a 60% to 75% interest in Tocantinzinho in Brazil in return for purchasing Brazauro securities (“units”), undertaking $9.5 million of exploration and development expenditures and paying Brazauro $90.0 million plus a production decision fee of up to $10.0 million. On July 24, 2008, Eldorado subscribed for 8,800,000 units of Brazauro at a price of C$0.95 per unit. Each unit includes one common share of Brazauro and one warrant. Each warrant will entitle the holder to acquire one-half of one common share of Brazauro at a price of C$1.30 per share for a period of 18 months.

The purchase price of the 8,800,000 units was allocated between marketable securities and mineral interest based on the fair value of the Brazauro units on July 18, 2008 – the date that Eldorado notified Brazauro of its decision to proceed with the transaction. The fair value of the units of $4.9 million was recorded in marketable securities while the value of the option of $3.4 million was record in mineral interest.

São Bento Divestiture

On December 15, 2008, we completed the sale of São Bento to AngloGold Ashanti ("AngloGold") for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold, resulting in a gain on the sale of $72.5 million after consideration of net liabilities divested. As of December 31, 2008, we had sold 1,566,500 AngloGold shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain on disposal of $1.1 million over the cost of the shares. The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and reported as Marketable Securities on the Balance Sheet. The shares generated an unrealized gain of $2.0 million when marked to the market price at year-end. All of the remaining shares were sold in January 2009.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

2.

Production

OPERATING DATA [1]	2008	2007	2006

TOTAL GOLD PRODUCTION
Total ounces produced	308,802	281,135	135,653
Commercial production	308,802	268,643	135,653
Cash operating costs ($/oz) [4]	$ 257	$ 236	$ 324
Total cash cost ($/oz) [2,4]	$ 289	$ 263	$ 330
Total production cost ($/oz) [3,4]	$ 370	$ 338	$ 343

KISLADAG MINE, TURKEY [5]
Commercial production	190,334	135,306	70,895
Cash operating costs ($/oz) [4]	$ 254	$ 189	$ 206
Total cash cost ($/oz) [2,4]	$ 256	$ 192	$ 208
Total production cost ($/oz) [3,4]	$ 291	$ 224	$ 229

TANJIANSHAN MINE, CHINA [6]
Total ounces produced	118,468	138,162	n/a
Commercial production	118,468	125,670	n/a
Cash operating costs ($/oz) [4]	$ 261	$ 288	n/a
Total cash cost ($/oz) [2,4]	$ 343	$ 342	n/a
Total production cost ($/oz) [3,4]	$ 496	$ 472	n/a

SAO BENTO MINE, BRAZIL [7]
Commercial production	-	7,667	64,758
Cash operating costs ($/oz) [4]	$ -	$ 208	$ 454
Total cash cost ($/oz) [2,4]	$ -	$ 224	$ 464
Total production cost ($/oz) [3,4]	$ -	$ 152	$ 467

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kişladağ mine temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.

6

The Tanjianshan mine began commercial production on February 1, 2007.

7

Q2 2007 was the last quarter of production at the São Bento mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

3.

Operations

Tanjianshan Mine

In 2008, we milled a total of 858,829 tonnes of ore at TJS at an average grade of 5.31 g/t, resulting in 118,468 ounces of gold produced at an average cash operating cost of $261 per ounce.

Capital expenditures for the year were $38.9 million, with the majority of the capital spending allocated to the Phase II construction program. At completion, Phase II will include a sulphide ore processing facility to treat sulphide ore from the newly opened JLG pit as well as an expanded tailings dam. Commissioning is expected in the first quarter of 2009.

The mining contractor operated to expectations in 2008, validating our decision to move to contract mining.

Kişladağ Mine

During 2008, approximately 7,555,881 tonnes of ore were placed on the leach pad at Kişladağ at an average grade of 1.27 g/t, and we produced 190,334 ounces of gold at an average cash operating cost of $254 per ounce. Mining operations resumed on March 6, 2008 after a court injunction forced the mine to close on August 18, 2007.

Capital expenditures for the year were $27.3 million, with capital spending allocated to mobile equipment for plant and infrastructure upgrades ($11.3 million), an excavator and trucks ($5.2 million), the lime project ($3.4 million), geological core drilling ($2.3 million) and a 200 tonne process crane ($1.7 million). The remaining $3.4 million consisted of smaller purchases and upgrades.

4.

Development

Efemçukuru

We drilled 1,519 meters at Efemçukuru in 2008. Of this, 961 meters were to explore the down plunge and along-strike extensions of the North Ore Shoot and 558 meters were for geotechnical purposes to support detailed mine designs.

We received forestry permits during the year covering all the forestry land needed for construction. By the end of 2008, we had completed the new access road to the site and had cleared and grubbed the plant site, rock dump and tailings area. We began constructing the north and south underground portals during the year, as well as the access road and pad for the north portal. We have ordered items with long lead times, such as the ball and SAG mills, and we have finalized the process design criteria. We negotiated the contract for underground pre-production development and awarded it to a Turkish contractor. Manpower increased significantly as staff positions were filled during the year.

At the end of 2008, we had purchased approximately 78% of the land required for operations. An expropriation decree was awarded to our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”) that will allow the company to acquire the remaining private land at a price set by the government. During the year, the Fourth Administrative Court in Izmir ruled in favour of the Environmental Positive Opinion issued by the Ministry of Environment and Forestry for the project.

Capital spending at Efemçukuru in 2008 was $14.3 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Vila Nova Iron Ore

On February 25, 2008, we received a construction permit issued by the Environmental Agency of Amapa State for the Vila Nova Iron Ore project and we were able to start construction and development activities.

During 2008, the majority of the construction was completed, including the crushing and screening plant, the run of mine (“ROM”) and finished product stockpiles, and the tailings impoundment area. We finished clearing the open pit, stockpiled topsoil and took delivery of all the major mining equipment, which is ready for use. We drilled a total of 2,708 meters during the year for metallurgical characterization and mine planning, and we are continuing negotiations on the sale of the iron ore.

5.

Exploration

In 2008, exploration costs increased to $19.7 million (2007 – $14.6 million) as we expanded our exploration activities in Brazil, Turkey, China and the USA. Included in these costs were $7.4 million (2007 – $3.0 million) in deferred exploration costs reported in mineral interests on the balance sheet. Exclusive of stock-based compensation costs of $1.4 million, we incurred exploration expenditures of $8.7 million in Turkey, $3.4 million in China, $3.1 million in Brazil, $1.1 million in the USA and $2.0 million in other locations.

Turkey

Our main reconnaissance focus in 2008 was on the Sayacik project, adjacent to Kişladağ. Work included detailed mapping, a magnetic geophysical survey and soil geochemical sampling. Program planning and government permitting processes were also begun for planned drill testing in 2009. We also conducted work on properties in the Central and Eastern Pontide regions of Turkey that included stream sampling and general mapping/prospecting. Positive results were obtained for the Arpali porphyry project and further work is planned in 2009.

At Efemçukuru, we completed 7 drill holes totalling 1,292 meters over the North Ore Shoot. The holes successfully intersected precious metal and base metal rich intercepts down plunge from current limits. Detailed mapping and soil geochemical sampling programs were also carried out over the property.

We executed a 45 hole, 16,586 meter exploration drilling program at Kişladağ. Results outlined areas of new oxide mineralization in the southeast portion of the deposit and confirmed lateral extensions of sulphide mineralization to the southeast and west.

Brazil

Our exploration efforts in Brazil focused on general reconnaissance of prospective lands in the Carajas and Tapajos regions of Para state. During Q4 2008, emphasis switched to managing an infill diamond drill campaign at Tocantinzinho as part of our joint venture commitment with Brazauro Resources. We drilled 3,518 meters in 11 diamond drill holes by year-end. Results confirmed extent and predicted gold grades in areas of inferred mineral resources.

China

We completed 70 drill holes totalling 15,500 meters at TJS during 2008. Most of the drilling tested the Xijinggou and Qinlongtan (“QLT”) areas of the property. Xijinggou drilling outlined two main areas of gold mineralization on which inferred mineral resources were estimated at year-end. QLT drilling proved the presence of a dip reversal in the mineralized zone below the open pit floor.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

USA

We conducted mapping, soil geochemical sampling and ground magnetic geophysical surveys on our joint venture projects with AuEx Ventures (Buffalo Canyon, Green Monster, Hays Canyon and Klondike North). We also executed a reverse circulation drill program on one of the projects, Klondike North, where drilling totalled 2,584 meters in 12 holes.

6.

Legal

Kişladağ

On February 28, 2008, the Turkish Ministry of Environment and Forestry and Eldorado’s subsidiary Tüprag (as co-defendant) filed an appeal requesting the 6th Department of the High Administrative Court reconsider its February 6 decision on the essence of the Kişladağ EIA case. This appeal is now at the high administrative court waiting for consideration. There has been no change in the status of the case since the first quarter of 2008.

Efemçukuru

On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for Efemçukuru issued by the Turkish Ministry of Environment and Forestry.

7.

Review of Financial Results

Net income

Our consolidated net income for 2008 was $163.7 million or $0.46 per share (2007 – $35.4 million or $0.10 per share). Strong performances from Kişladağ and TJS as well as the $72.5 million ($0.21 per share) gain on the sale of São Bento, were the main factors in explaining our record net income. Additionally, net income was positively affected by a $9.2 million decrease in future income tax related to a 20% reduction in Greek income tax rates.

Gold revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai Gold Exchanges.

Gold revenues in 2008 increased 55% over 2007 due to increases in both selling prices and sales volumes. Selling prices in 2008 increased 30% over 2007, and ounces sold in 2008 increased 19% over 2007, reflecting increased production from Kişladağ and TJS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

	2008	2007	2006
Gold ounces sold
Kişladağ	185,425	142,725	63,352
Tanjianshan	131,493	112,646	-
São Bento	-	10,641	64,200
Total gold ounces sold	316,918	266,012	127,552
Average selling price per ounce	$ 876.32	$ 674.04	$ 608.70
Gold revenues (000s)	$ 277,723	$ 179,302	$ 77,641

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during 2008 was $2.9 million (2007 – $7.5 million). The decrease in interest income from 2007 was the result of lower average cash balances during 2008 as well as a decline in interest rates. Other income of $7.6 million in 2008 (2007 – $1.9 million) was related to the sale of excess electricity at São Bento as well as Brazilian tax credits resulting from the spin-off of Vila Nova from São Bento prior to the sale of São Bento to AngloGold.

Operating costs

Operating costs in 2008 increased 27% over 2007 due to increased sales volumes and higher costs of production at Kişladağ. At Kişladağ, production costs increased due to increased lime consumption, as ore with higher sulphide content was treated on the leach pad. Production costs at TJS were lower than 2007 as a result of lower mining costs related to the change from Company-owned mining equipment to contract mining, as well as lower strip ratios at the QLT pit.

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $26.0 million (2007 – $20.0 million) was higher than 2007 due to higher volumes of ore processed at Kişladağ.

General and administrative

General and administrative costs reflect the costs of our head office in Vancouver, Canada, as well as our liaison offices in Ankara, Turkey and Beijing, China. We have continued to add to our administrative staff to support expanding international operations. General and administrative expense of $38.3 million increased $11.5 million over 2007, primarily due to higher stock-based compensation costs allocated to general administrative expense, and the addition of administrative staff in Vancouver.

Exploration expense

Exploration activities are discussed in the section “Exploration” of this MD&A.

Mine standby costs

Mine standby costs of $2.4 million reflected the costs of maintaining Kişladağ while it was shut down in Q1 2008 (2007 – $6.6 million).

Asset retirement obligation costs

Asset retirement obligation costs in 2008 of $3.1 million reflected a $2.5 million revision to estimated future reclamation costs at São Bento prior to its sale (2007 – $0.6 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Foreign exchange (gain) loss

We reported a foreign exchange loss of $0.2 million in 2008 (2007 – $4.7 million gain). Foreign exchange losses in Brazil and China were partially offset by foreign exchange gains in Greece and Turkey. The major factor in the foreign exchange gains was the revaluation of future income tax liabilities denominated in non-US currencies into US dollars.

Gain on disposal of assets

We reported a net gain on the disposal of assets totalling $70.8 million (2007 – $3.6 million). The net gain included a $72.5 million gain on the sale of São Bento and a $1.7 million loss on the disposal of mining equipment at TJS.

Gain on marketable securities

In 2008 we reported a net gain on marketable securities of $2.5 million (2007 – $0.2 million). The net gain included a $1.1 realized gain on the sale of AngloGold shares, a $2.0 unrealized gain on AngloGold shares marked to market at year-end, a $0.5 million impairment adjustment to the carrying value of marketable securities treated as available for sale financial instruments and a $0.1 million unrealized loss in other marketable securities held for trading.

Interest and financing costs

Interest expense in 2008 was $2.9 million, compared to $3.4 million in 2007, reflecting the decrease in interest rates and the repayment of debt in during the year.

Unrealized gain on derivative contract

In 2007 we recorded a $3.0 million asset, reflecting the fair value of an energy contract related to São Bento, which we concluded was a derivative financial instrument. This resulted in the recognition of an unrealized gain in 2007 of $2.1 million. In 2008 we charged $3.0 million to loss on derivative contract as the life of the contract had expired prior to the sale of São Bento.

Income taxes

Current income tax expense for 2008 was $25.4 million (2007 – $4.8 million). Tax expense by country was: Turkey – $14.4 million (2007 – nil), China – $6.9 million (2007 – $4.8 million) and Brazil – $4.1 million (2007 – nil). Tax expense in Turkey was nil in 2007 due to the mine shutdown of Kişladağ in the second half of the year. Tax expense in China increased due to higher profits. Tax expense in Brazil related to a taxable gain that was triggered by the repayment of intercompany debt as part of the Vila Nova spin-off prior to the sale of São Bento. The taxes due in Brazil were completely offset by tax credits from prior years.

Future income tax recovery for 2008 was $12.9 million (2007 – expense $17.3 million). Future tax recovery (expense) by country was: Turkey – $3.5 million expense (2007 – $9.5 million expense), China – $3.4 million expense (2007 – $3.2 million expense), Brazil – $9.5 million recovery (2007 – $4.6 million expense), Greece – $10.3 million recovery (2007 – no Greek business investment). Future tax recovery in Brazil related to the reversal of unrealized foreign exchange gains on intercompany loans, while future income tax recovery in Greece related to the reduction of the Greek tax rate from 25% to 20%.

The two major factors causing the effective tax rate to decline from 38.41% in 2007 to 6.90% in 2008 are the tax-free gain from the sale of São Bento and the reduction of the future income tax recorded on the Frontier acquisition due to a reduction in the Greek future income tax rates from 25% to 20%.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Non-controlling interest

We reported a charge of $5.1 million in 2008 related to our joint venture partners’ 10% interest in TJS (2007 – nil).

8.

Summary of Quarterly Results

	($000 except per share amounts)
	Year ended December 31, 2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	65,148	68,238	82,462	72,383
Net income (loss)	100,724	17,040	25,155	20,737
Earnings (loss) per share - US$:
Basic	0.27	0.05	0.07	0.06
Diluted	0.27	0.05	0.07	0.06

	Year ended December 31, 2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	28,512	40,038	76,662	43,487
Net income (loss)	(9,105)	5,213	26,731	12,582
Earnings (loss) per share - US$:
Basic	(0.03)	0.02	0.08	0.04
Diluted	-	0.02	0.08	0.04

The first quarter of 2007 included the first two months of commercial production at TJS. The third and fourth quarter of 2007 were impacted by the temporary shutdown of Kişladağ resulting from the suspension of operations from August 18, 2007 to March 6, 2008. The fourth quarter of 2008 included the $72.5 million gain ($0.21 per share) on the sale of São Bento.

9.    Outlook

Eldorado plans to produce 325,000 to 340,000 ounces in 2009 at a cash operating cost of approximately $300 per ounce. Production is expected to increase at Kişladağ by approximately 40,000 to 50,000 ounces from the 2008 total of 190,334 ounces as a result of operating the mine for a full year. On the other hand, production at TJS is expected to decrease approximately 20,000 ounces from the 2008 total of 118,468 ounces due to an expected decrease in Q1 2009 production resulting from the commissioning of the sulphide ore processing facility. Assumptions used to forecast total cash costs for 2009 include: exchange rates of Cdn$1.10 = US$1.00, Brazilian Real 2.00 = US$1.00, Turkish Lira 1.45 = US$1.00, and Chinese RMB 6.50 = US$1.00; and diesel fuel = US$1.52 per liter (Kişladağ only).

Capital expenditures for 2009 are forecast at $117.1 million, including $84.8 million at Efemçukuru, $11.1 million at TJS, $10.0 million at Kişladağ, $10.6 million at Vila Nova and $0.6 in other. Exploration expenditures in 2009 are expected to amount to $18.4 million, of which $12.4 million will be expensed, with efforts focused on Tocantinzinho, TJS and general exploration in Turkey. General and administrative expense is forecast at $31.6

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

million for the year. Depreciation and depletion expense is expected to be $34.0 million, and we anticipate an overall effective tax rate of 30%.

10.    Financial Instruments and Related Risks

Eldorado manages its exposure to financial risks, including liquidity risk, credit risk, currency risk, interest rate risk and price risk, through a risk management review process. On a quarterly basis, management prepares a risk assessment report outlining the Company’s operational and financial risks. The Company’s Board of Directors reviews this report with management to evaluate and assess the risks Eldorado is exposed to in various markets and the steps that the Company takes to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. Eldorado does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following section describes the types of risks that the Company is exposed to and its objectives and policies for managing these risk exposures.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Eldorado has a rigorous planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company believes that its anticipated cash flows from operations and its holdings of cash and cash equivalents are sufficient to meet its obligations in 2009 and beyond.

At December 31, 2008, we held $61.8 million in cash and cash equivalents (December 2007 – $46.0 million) and $nil in restricted collateral accounts (December 2007 – $65.7 million), which securitize debt of $nil (December 2007 – $65.0 million).

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, we have established policies to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds. The Company also monitors its concentration of credit risk.

Eldorado closely monitors its financial assets. We sell our products exclusively to large international financial institutions and other organizations with strong credit ratings, and payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible, and as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. We invest our cash and cash equivalents in major financial institutions and in government issuances in accordance with our short-term investment policy, and the credit risk associated with our investments is considered to be low.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash. As at December 31, 2008, approximately 55% of the Company’s cash and cash equivalents were with one financial institution.

(11)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Eldorado’s maximum exposure to credit risk at December 31 was as follows:

	(000s)
	2008	2007
	$	$

Cash and cash equivalents	61,851	46,014
Accounts receivable	36,109	28,720

The increase in accounts receivable from 2007 related to the sale of AngloGold shares in the amount of $16.2 million. This balance was received in January 2009. The remaining balance related to Turkish value added tax credits and subsidies, mining contractor advances and prepaid land leases and insurance premiums.

Market risk

a.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that Eldorado incurs in its operations. Gold is sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Turkish lira, Brazilian real and Chinese renminbi. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold production and capital expenditures in US dollar terms. We also hold cash and cash equivalents that are denominated in non-US dollar currencies that are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value added taxes and insurance receivables. As a result of the acquisitions of Afcan Mining Corporation (“Afcan”) and Frontier assets in 2005 and 2007 respectively, we recorded $56.6 million of future income tax liabilities on mining interests that are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2008:

(12)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

	($000s)
	Canadian dollar	Australian dollars	Euro	Turkish lira	Chinese renminbi	Brazilian real	Peruvian sol

Cash and cash equivalents	4,618	70	139	1,280	48,453	3,487	415
Marketable securities	14,804	-	-	-	-
Accounts receivable and
other	1,902	78	357	12,733	44,426	830	-
Future income tax
receivable	-	-	-	-	1,197	-	-
Accounts payable and
accrued liabilities	(8,549)	-	(153)	(14,233)	(155,879)	(2,113)	(165)
Future Income tax
liabilities	-	-	(26,390)	(15,302)	(88,144)	(2,826)	-
Net balance	12,775	148	(26,047)	(15,522)	(149,947)	(622)	250

Equivalent in US dollars	10,489	103	(36,462)	(10,140)	(22,025)	(277)	112

During the year ended December 31, 2008, Eldorado recognized a loss of $0.2 million (2007 – $4.7 million gain) on foreign exchange. Included in this amount was a $4.0 million gain resulting from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – nil). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $5.8 million increase or decrease in our after-tax net earnings. Eldorado currently does not hedge to reduce risks associated with currency fluctuation.

b.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company’s debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown. As at December 31, 2008, Eldorado had an outstanding $0.1 million debt to Sino Gold Mining Limited (“Sino Gold”) related to our acquisition of Afcan. The approximate average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.36% (2007 – 5.17%). A 10% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2008 would result in a $0.1 million increase or decrease in our after-tax net earnings.

The status of our financing arrangements and obligations is as follows:

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. As at December 31, 2008, the Company has repaid all the amounts drawn previously on the facility.

At December 31, 2008, $65.0 million remained available under the Revolving Credit Facility.

(13)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate is fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China.

At December 31, 2008, $15.0 million remained available under the Revolving Credit Facility. Subsequent to year-end, QDML drew down $0.5 million under the Facility.

c.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Eldorado’s profitability depends on the price of gold, which is affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. A 10% increase or decrease in the price of gold would result in approximately a $20.0 million increase or decrease in our after-tax net earnings based on the expectations and assumptions we used in our 2009 outlook.

At present, Eldorado does not hedge gold sales.

The costs relating to Eldorado’s production, development and exploration activities vary depending on the market prices of certain mining consumables, including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in approximately a $1.0 million decrease or increase in our after-tax net earnings. We are evaluating a hedge against diesel fuel price fluctuations. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries. The regulation of electricity reduces the risk of price fluctuations and we therefore do not contemplate entering into contracts to hedge against such risk.

Defined benefits plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan (“the Pension Plan”) and a non-registered supplementary pension plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation. The Company is not required to pre-fund any benefit obligation under the SERP. Total cash payments for pension benefits for 2008, including cash contributed to the Pension Plan and the SERP were $3.8 million. We expect to contribute $0.1 million to the Pension Plan and $1.3 million to the SERP in 2009 based on minimum funding requirements.

Capital resources

During the year ended December 31, 2008, Eldorado invested $124.0 million in capital expenditures and mine development. At Kişladağ, capital expenditures totalling $27.3 million related mostly to the Phase II expansion program. Capital expenditures at Tanjianshan totalling $38.9 million related to the sulphide ore processing construction project and stripping of the JLG pit. At Efemçukuru, development expenditures totalled $14.3 million, while at Vila Nova we spent $31.0 million on mine construction and development. We also spent $5.3 million on Tocantinzinho (including $3.4 million related to the Brazauro units purchased as part of the option agreement) and

(14)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

$4.2 million on mineral licenses in Turkey. The remaining $3.0 million of expenditures relate to Perama Hill, and the acquisition of fixed assets in Vancouver, Canada and Ankara, Turkey.

During Q4 2008 we received $25.5 million on the sale of AngloGold shares.

In 2008, we received net proceeds of $14.7 million in consideration for issuing 3,730,155 common shares related to the exercise of stock options.

At December 31, 2008, we had cash and cash equivalents of $61.8 million and working capital of $184.8 million, compared with $46.0 million of cash and cash equivalents and working capital of $97.6 million at the beginning of the year. In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2009, with a focus on bringing Efemçukuru to commercial production by Q3 2010, are forecasted to be $117.1 million. These expenditures will be funded partly by cash flows from operations and partly from the sales proceeds of the AngloGold Ashanti shares received by the Company from the sale of São Bento.

Looking beyond 2009, Eldorado’s cash flows from operations are expected to significantly increase with commercial production at Efemçukuru and are expected to be sufficient to support currently planned expansions and growth.

Acquisitions of additional mineral resource properties may require additional capital. Our ability to pursue growth through acquisitions will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Contractual obligations and guarantees

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments at December 31, 2008:

	(000s)
	2009 $	2010 $	2011 $	2012 $	2013 and later $	Total $

Debt	150	-	-	-	-	150
Capital leases	65	65	36	23	-	189
Operating leases	2,336	2,016	1,877	1,860	2,140	10,229
Purchase obligations	33,805	11,557	11,498	11,476	-	68,336

Totals	36,356	13,638	13,411	13,359	2,140	78,904

Purchase obligations from 2010 forward relate solely to Kişladağ, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. Imputed interest relating to the Sino Gold loan is included in the debt commitment.

(15)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

11.

Off-Balance Sheet Arrangements

None.

12.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

We record the cost of mining ore stacked on our leach pads and in process at our mines as work-in-process inventory, which we value at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used to value work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove inaccurate, we could be required to write down the recorded value of our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2008, the average cost of inventory was significantly below its net realizable value.

Reserves and resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Mining interests

A significant portion of Eldorado’s mining properties, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mining properties, plant and equipment is based on the amount of reserves expected to be recovered

(16)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

from each location. If these estimates of reserves prove to be inaccurate, or if we revise our mining plan for a location due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

In addition, generally accepted accounting principles require us to consider at the end of each period whether there has been an impairment of our capitalized mining properties, plant and equipment. For producing properties, this assessment is based on expected future net cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mining properties, plan and equipment, which would reduce the Company’s earnings and net assets. A review of Eldorado’s mining properties, plant and equipment at December 31, 2008 indicated that their estimated undiscounted net cash flows are significantly in excess of their carrying values. In our review, we used an average projected gold price of $895 per ounce for the period 2009 to 2013 and $750 per ounce from 2014 onwards.

Goodwill and impairment testing

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill.

The Company evaluates on an annual basis the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying the fair value estimates are subject to significant risks and uncertainties. Goodwill totalling $2.2 million related to TJS was reflected on the consolidated balance sheet at year-end 2008. A review of TJS’s fair value indicated that there was no impairment of goodwill at December 31, 2008. We used a discount rate of 9% to calculate the net present value of cash flows from TJS in order to estimate its implied fair value.

Operating costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors. Key assumptions used in this model are share price, volatility and expected life of options.

Asset retirement obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date, the credit-adjusted risk-free rate, the inflation rate and the timing of reclamation costs.

(17)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Income taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

Pension plans

To measure the obligations and expenses of pension plans, we are required to set various actuarial assumptions including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits. The following table outlines the key assumption of our pension plans:

	December 31, 2008
	Pension Plan	SERP

Expected long term rate of return on plan assets	6.50%	6.50%
Discount rate beginning of year	5.25%	5.25%
Discount rate end of year	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years

13.

Future Canadian Accounting Pronouncements

The CICA has issued three new standards and an EIC abstract that may affect Eldorado’s financial disclosures and results of operations for interim and annual periods beginning January 1, 2009, 2010 and 2011. We will adopt the requirements beginning in the interim period ended March 31, 2009, 2010 and 2011 and we are considering the impact this will have on our financial statements.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to our accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The adoption of this new accounting policy will not have any material impact on the Company’s consolidated financial statements.

(18)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Business Combinations (Section 1582)

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”). CICA 1582 requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Consolidations (Section 1601) and Non-Controlling interest (Section 1602)

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-Controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for preparing consolidated financial statements and CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2010. We are currently assessing the impact of the new standard on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We have established a changeover plan to adopt IFRS by 2011 and have created an implementation team. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

14.

Other Risks and Uncertainties

Exploration and development

The costs and results of our exploration and development programs affect our profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through recognizance exploration and acquiring, exploring and developing our existing operations. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of

(19)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 6 – Legal of this MD&A and under the heading "Development Projects – Turkey Projects" in the Company’s Annual Information Form and the litigation risks discussed therein, we are also involved in various legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Political risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China, Brazil and Greece. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

(20)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian generally accepted accounting principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost	($000s, except cash operating cost per ounce)
	2008	2007	2006

Gold ounces sold	316,918	266,012	127,552

Operating costs	$92,004	$72,691	$45,850
Royalty expense and production taxes	(10,117)	(7,343)	(824)
Effects of inventory adjustments	625	(979)	(771)
Fair value of stock option grants	(1,526)	(1,504)	(359)
Expense of contractual severance costs	-	-	(1,377)
Expense of certain development costs	-	(113)	(1,129)

Cash operating cost	$80,986	$62,752	$41,390

Cash operating cost per ounce	$ 257	$ 236	$ 324

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

(21)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

17.

Disclosure of Outstanding Share Data

The following table describes the share capital structure as at March 18, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		370,329,056
Share purchase options	5.93	11,650,887

18.

Control and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2008, the Company's internal control over financial reporting was effective.

On July 7, 2008, we completed our acquisition of Frontier Pacific Mining Corporation (“Frontier”). We consider the acquisition of Frontier non-material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2008, and believe that the internal controls and procedures at Frontier have a non- material effect on our internal control over financial reporting. We are in the process of integrating the Frontier operations and will be expanding our internal control over financial reporting compliance program to include Frontier over the next year. We excluded Frontier from our annual assessment of internal control over financial reporting for the year ended December 31, 2008 as permitted by the Sarbanes-Oxley Act and applicable rules

(22)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

relating to business acquisitions. The Frontier operations represent $220 million of total assets and $nil of consolidated revenues as at and for the year ended December 31, 2008

Management's assessment of the effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

19.  Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2008 and 2007

Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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